FORT THOMAS FINANCIAL CORPORATION


                               1996 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

President's Letter to Stockholders...................................     1

Corporate Profile ...................................................     2

Selected Consolidated Financial Highlights...........................     3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations..........................................     4

Report of Independent Certified Public Accountants ..................    18

Consolidated Financial Statements....................................    19

Stock Information ...................................................    51

Directors and Officers...............................................    52

Banking Locations....................................................    52

Stockholder Information..............................................    53

Dear Stockholders:

        We are pleased to present Fort Thomas Financial Corporation's second Annual Report to Stockholders for the fiscal year ended September 30, 1996, which was our first full year as a stock company.

        One of the highlights of fiscal 1996 was the distribution to shareholders of $4.00 per share as a tax free return of capital. It has now been determined that $3.86 will be treated as tax free and will result in an adjustment to shareholder's basis of the stock. We feel that this action will serve to enhance long-term shareholder value.

        The Company also announced in October 1996 that the Board of Directors authorized the repurchase of up to 5% of the number of outstanding shares from time to time on the open market. It is anticipated that any repurchased shares will be retained as treasury stock and used for general corporate purposes.

        Net income for fiscal 1996 amounted to $517,000, as compared to $961,000 for the year ended September 30, 1995. This decline in net income is primarily attributable to the one-time assessment to recapitalize the Savings Association Insurance Fund. The one-time assessment amounted to a pre-tax charge of $375,000 for the Bank. While this assessment reduced earnings for fiscal 1996, the effect on future results should be positive in the nature of lower deposit insurance costs. We are also pleased to report that net interest income for fiscal 1996 increased to $3.8 million from $3.1 million in fiscal 1995, an increase of 22.8%.

        As we look ahead, the Bank and the industry will no doubt face significant change. Among those anticipated is a change in our charter as well as a consolidation of regulators. We do not anticipate that these changes will have a significant impact on this Company, either pro or con.

        We look forward to 1997 and again want to thank you for the trust and confidence you have shown in Fort Thomas Financial Corporation by your investment.

                                                    Sincerely,


                                                    /s/ Larry N. Hatfield

                                                    Larry N. Hatfield
                                                    President

                                CORPORATE PROFILE

        Fort Thomas Financial Corporation (the "Company") was incorporated in March 1995 under Ohio law for the purpose of acquiring all of the capital stock issued by Fort Thomas Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on June 27, 1995 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Fort Thomas Savings Bank, F.S.B. (the "Savings Bank"). The Company has no significant assets other than the shares of the Savings Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company, and has no significant liabilities. The Conversion resulted in net proceeds of approximately $15.2 million.

        The Savings Bank is a federally chartered stock savings bank conducting business from two full-service offices located in Campbell County, Kentucky. The Savings Bank is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located in Campbell County, Kentucky and surrounding counties in northern Kentucky. To a lesser extent, the Savings Bank also focuses its lending activities on multi-family, residential real estate loans, and land and construction loans. The Savings Bank also invests in securities which are issued by United States government and agency securities.

        The Company's and the Savings Bank's principal offices are located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075, and their telephone number is (606) 441-3302.



                                                                     SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                       At or for the Year Ended September 30,
                                           -----------------------------------------------------------------------------------------
                                                 1996                 1995               1994                 1993           1992
                                           ---------------      ---------------     ---------------      -------------   -----------
                                                                               (Dollars in Thousands)

Selected Financial Data:
Total assets                                    $88,013             $86,214              $70,577           $69,043        $65,191
Loans receivable, net                            77,987              71,156               64,585            61,586         58,449
Investment and mortgage-backed
  securities                                      4,813               5,973                2,606             4,584          2,291
Deposits                                         63,731              59,998               55,127            56,041         57,837
Borrowed funds                                    6,754               3,651                7,587             6,000          1,500
Stockholders' equity                             15,921              21,790                7,178             6,298          5,291

Selected Operating Data:
Interest income                                   7,285               6,251                5,502             5,632          5,690
Interest expense                                  3,517               3,182                2,587             2,737          3,436
                                                 ------              ------                -----             -----          -----
Net interest income                               3,768               3,069                2,915             2,895          2,254
Provision for loan losses                           125                  25                  135                30             34
                                                 ------              ------                -----            ------         ------
Net interest income after provision
  for loan losses                                 3,643               3,044                2,780             2,865          2,220
Other income                                        177                 161                  177               178            184
Other expenses                                    3,028               1,784                1,620             1,552          1,266
                                                 ------              ------                -----            ------         ------
Income before income taxes                          792               1,421                1,337             1,491          1,138
Income tax                                          275                 460                  456               483            378
                                                 ------              ------                -----           -------        -------
Net income                                      $   517             $   961               $  881          $  1,008       $    760
                                                 ======              ======                =====           =======        =======

Selected Operating Ratios(1):
Average interest rate spread(2)                   3.13%               3.49%                3.97%             4.00%          3.41%
Net interest margin(2)                            4.39                4.11                 4.33              4.39           3.76
Ratio of average interest-earning assets
  to average interest-bearing liabilities       130.80              114.53               109.38            109.23         107.52
Return on average assets                           .59                1.25                 1.28              1.53           1.23
Return on average equity                          2.54                9.55                14.29             19.07          16.84

Asset Quality Ratios(3):
Nonperforming assets as a percent of
  total assets(4)                                 1.34%               1.44%                2.01%             2.08%          2.07%
Allowance for loan losses as a
  percent of total loans                           .45                 .32                 0.35              0.18           0.13
Allowance for loan losses as a
  percent of nonperforming loans                 31.02               19.20                16.43              8.00           6.31

Capital Ratios(3):
Tangible capital ratio                           19.04%              19.38%               10.19%             9.21%          8.12%
Core capital ratio                               19.04%              19.38%               10.19%             9.21%          8.11%
Risk-based capital ratio                         22.90%              31.64%               17.71%            16.13%         13.41%

------------------------------------

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(3) Asset Quality Ratios and Capital Ratios are end of period ratios. Capital Ratios reflect the Savings Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").

(4) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

        Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

        The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of its other income; the level of its other expenses; and income tax expense.

        Net income for fiscal 1996, 1995 and 1994 amounted to $517,000, $961,000 and $881,000, respectively. Net income during such periods primarily resulted from net interest income, which amounted to $3.8 million, $3.1 million and $2.9 million, respectively, for fiscal 1996, 1995 and 1994. Net interest income is determined by the interest rate spread and the amount of interest-earning assets and interest-bearing liabilities. During fiscal 1996, 1995 and 1994, the Savings Bank's average interest rate spread was 3.13%, 3.49% and 3.97%, respectively. In addition, at September 30, 1996, 1995 and 1994, the ratio of interest-earning assets to interest-bearing liabilities amounted to 130.80%, 114.53% and 109.38%, respectively. The decrease in the average interest rate spread in fiscal 1996 and 1995 was primarily due to an increase in the average interest rate paid on deposits as depositors shifted funds from lower cost passbook accounts to higher rate certificate of deposit accounts.

Asset and Liability Management

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1996, the Savings Bank estimates that the ratio of its one-year gap to total assets was approximately a positive 9.6% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing in one year was 118.8%.

        In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Savings Bank's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of emphasizing investment in adjustable-rate mortgage loans ("ARMs").

        The Savings Bank focuses its lending activities on the origination of one and three-year ARMs. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Savings Bank's efforts, as of September 30, 1996, $43.6 million or 69.7% of the Savings Bank's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

        With respect to liabilities, the Savings Bank prices deposit accounts based upon competitive factors. Pursuant to this policy, the Savings Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Savings Bank does not pursue an aggressive growth strategy which would force the Savings Bank to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Savings Bank in controlling its cost of funds.

Net Portfolio Value

        Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. Small, highly capitalized institutions, such as the Savings Bank, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not generally subject to the interest rate risk component. Although the Savings Bank is not subject to the interest rate risk component of the risk- based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report. Utilizing this measurement concept, at September 30, 1996, there would have been a decrease in the Savings Bank's NPV of approximately 6.0% of the present value of its assets, assuming a 200 basis point increase in interest rates.

        The following table presents the Savings Bank's NPV and the ratio of NPV to the present value ("PV") of assets as of September 30, 1996, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                               Net Portfolio Value
--------------------------------------------------------------------------------
                                     Estimated
    Change in                       NPV As A %
 Interest Rates     Estimated         of PV of        Amount
 (basis points)        NPV            Assets         of Change       Percent
 --------------     ---------       -----------      ---------       -------
                             (Dollars in Thousands)

      +400          $16,628            20.05%       $(3,619)          (18)%
      +300           17,888            21.09         (2,358)          (12)
      +200           18,988            21.93         (1,259)           (6)
      +100           19,811            22.49           (436)           (2)
        --           20,247            22.68             --            --
      -100           20,293            22.52             46            --
      -200           20,106            22.15           (141)           (1)
      -300           20,139            21.96           (108)           (1)
      -400           20,346            21.91             99            --

Changes in Financial Condition

        General. The Company's assets increased from $86.2 million at September 30, 1995 to $88.0 million at September 30, 1996, an increase of $1.8 million or 2.1%. Loans receivable, net increased $6.8 million or 9.6% from $71.2 million at September 30,1995 to $78.0 million at September 30, 1996. Such increase, which was primarily funded by a decrease in cash and cash equivalents, resulted primarily from an increase in single- and multi-family loan originations.

        Total liabilities increased $7.7 million or 11.9% between September 30, 1995 and September 30, 1996 due primarily to an increase in deposits of $3.7 million or 6.2% and an increase in borrowed funds of $3.1 million or 85.0%.

        Stockholders' equity decreased $5.9 million or 26.9% from $21.8 million, or 25.3% of total assets, at September 30, 1995 to $15.9 million, or 18.1% of total assets, at September 30, 1996. Such decrease was primarily due to the $4.00 special distribution paid in fiscal 1996.

Average Balances, Net Interest Income and Yields Earned and Rates Paid

        The following average balance sheet table sets forth for the periods indicated, information on the Company regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets (interest-bearing liabilities); (vi) the net yield earned on interest-earning assets; and (vii) the ratio of average interest-earning assets to average interest-bearing liabilities. Information is based on average monthly balances during the periods presented.



                                                                                      Year Ended September 30,
                                        At September 30,   -------------------------------------------------------------------------
                                               1996                         1996                                       1995
                                        -----------------  ---------------------------------     -----------------------------------
                                                            Average                 Average      Average                  Average
                                             Yield/Rate     Balance    Interest   Yield/Rate     Balance     Interest  Yield/Rate(3)
                                        -----------------  --------    --------   ----------    ----------   --------  -------------
                                                                                (Dollars in Thousands)
Interest-earning assets:
  Total loans, net(1)                        8.71%        $73,875    $ 6,576        8.90%         $67,248      $5,800        8.62%
  Mortgage-backed securities                 6.00             910         54        5.94              130          11        8.46
  Investment securities                      6.13           5,293        342        6.46            3,320         158        4.76
 Other interest-earning assets               6.00           5,829        313        5.37            3,989         282        7.07
                                             ----          ------     ------      ------           ------       -----      ------
  Total interest-earning assets              8.46          85,907      7,285        8.48           74,687       6,251        8.37
                                             ----          ------     ------      ------           ------       -----      ------
Noninterest-earning assets                                  1,781                                   2,095
                                                           ------                                  ------
    Total assets                                           87,689                                  76,782
                                                           ------                                  ------
Interest-bearing liabilities:
  Savings deposits                           2.65          13,391        349        2.61           15,356         450        2.93
  Other time deposits                        5.98          48,096      2,939        6.11           42,205       2,293        5.43
  Borrowed funds                             6.44           4,191        229        5.46            7,651         439        5.74
                                             ----          ------     ------      ------           ------       -----      ------
    Total interest-bearing liabilities       5.36          65,678      3,517        5.35           65,212       3,182        4.88
                                             ----          ------     ------      ------           ------       -----      ------
Noninterest-bearing liabilities                             1,642                                   2,095
                                                           ------                                  ------
    Total liabilities                                      67,320                                  67,307
                                                           ------                                  ------
Stockholders' equity                                       20,369                                  10,063
                                                           ------                                  ------
    Total liabilities and equity                           87,689                                  76,782
                                                           ------                                  ------

Net interest-earning assets                               $20,229                                 $ 9,475
                                                           ======                                  ======
Net interest income/interest rate spread     3.10%                   $ 3,766       3.13%                       $3,069       3.49%
                                             ====                     ======     ======                         =====     ======
Net interest margin(2)                       4.07                                  4.39%                                    4.11%
                                             ====                                ======                                   ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                         130.80%                                  114.53%
                                                                                 =======                                  ======



                                                                  Year Ended September 30,
                                                          -----------------------------------------
                                                                            1994
                                                          -----------------------------------------
                                                          Average                          Average
                                                          Balance        Interest        Yield/Rate
                                                          -------       ----------     -------------
                                                                   (Dollars in Thousands)
Interest-earning assets:
  Total loans, net(1)                                     $61,252         $5,247             8.57%
  Mortgage-backed securities                                   --             --               --
  Investment securities                                     4,131            146             3.53
 Other interest-earning assets                              1,868            109             5.84
                                                           ------         ------             ----
  Total interest-earning assets                            67,251          5,502             8.16
                                                           ------          -----             ----
Noninterest-earning assets                                  1,690
                                                           ------
    Total assets                                           68,941
                                                           ------
Interest-bearing liabilities:
  Savings deposits                                         20,999            585             2.79
  Other time deposits                                      34,333          1,637             4.77
  Borrowed funds                                            6,150            365             5.93
                                                           ------          -----             ----
    Total interest-bearing liabilities                     61,482          2,587             4.21
                                                           ------          -----             ----
Noninterest-bearing liabilities                             1,302
                                                           ------
    Total liabilities                                      62,784
                                                           ------
Stockholders' equity                                        6,157
                                                           ------
    Total liabilities and equity                           68,941
                                                           ------

Net interest-earning assets                               $ 5,769
                                                           ======
Net interest income/interest rate spread                                  $2,915            3.97%
                                                                           =====            ====
Net interest margin(2)                                                                      4.33%
                                                                                            ====
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                                  109.38%
                                                                                          ======

------------------
(1)  Total loans, net include nonaccruing loans.

(2) Net interest margin is net interest income divided by interest-earning assets.

Rate/Volume Analysis

        The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Savings Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.




                                                                                 Year Ended September 30,
                                           -----------------------------------------------------------------------------------------
                                                               1996 vs. 1995                           1995 vs. 1994
                                           -------------------------------------------------  --------------------------------------
                                                       Increase                                          Increase
                                                  (Decrease) Due to                                 (Decrease) Due To
                                           ------------------------------                     --------------------------------
                                                                              Total Increase
                                               Rate            Volume           (Decrease)          Rate            Volume
                                           ------------   ---------------     --------------  --------------     ------------
                                                                                     (In Thousands)
Interest-earnings assets:
  Total loans receivable, net                $ 311            $ 465             $  776              $165             $ 388
  Mortgage-backed securities                    (1)              44                 43                 0                11
  Investment securities                         69              115                184                (6)              (13)
  Other interest-earning assets                (34)              65                 31                67               136
                                               ---             ----              -----               ---               ---
    Total interest-earning assets              345              689              1,034               226               522
                                               ---             ----              -----               ---               ---

Interest-bearing liabilities:
  Savings deposits                             (48)             (54)              (102)               22              (157)
  Other time deposits                          306              341                647               181               474
  Borrowed funds                               (20)            (190)              (210)                4                70
                                               ---             ----              -----               ---               ---
    Total interest-bearing liabilities         238               97                335               207               387
                                               ---             ----              -----               ---               ---
Increase (decrease) in net interest income   $ 107            $ 529             $  699              $ 19             $ 135
                                               ===             ====              =====               ===               ===


                                           Year Ended September 30,
                                           ------------------------
                                                1995 vs. 1994
                                           ------------------------
                                                Total Increase
                                                  (Decrease)
                                                --------------

Interest-earnings assets:
  Total loans receivable, net                        $553
  Mortgage-backed securities                           11
  Investment securities                               (19)
  Other interest-earning assets                       203
                                                      ---
    Total interest-earning assets                     748
                                                      ---

Interest-bearing liabilities:
  Savings deposits                                   (135)
  Other time deposits                                 655
  Borrowed funds                                       74
                                                      ---
    Total interest-bearing liabilities                594
                                                      ---
Increase (decrease) in net interest income           $154
                                                      ===


Comparison of Results of Operations for the Year Ended September 30, 1996
and 1995

        General. The Company's net income amounted to $517,000 for fiscal 1996 as compared to $961,000 for fiscal 1995. The decrease of approximately $444,000 or 46.2% was due primarily to increases in general and administrative expenses.

        Net Interest Income. The Company's net interest income increased $699,000 or 22.8% during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in net interest income was the result of a $1.0 million or 16.5% increase in total interest income, due primarily to an increase in the average balance of interest-earning assets from $74.7 million in fiscal 1995 to $85.9 million in fiscal 1996, which was partially offset by an increase of $335,000 or 10.5% in total interest expense, due primarily to increases in the average rate paid on and average balance of other time deposits. The Company's interest rate spread decreased from 3.49% to 3.13% during the year ended September 30, 1996 as compared to the year ended September 30, 1995, and the Company's net interest margin increased from 4.11% to 4.39% during the same respective periods. The decrease in the interest rate spread was more than offset in fiscal 1996 by the increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 114.53% for fiscal 1995 to 130.80% for fiscal 1996.

        Interest Income. The increase in interest income was primarily attributable to an increase in interest income on loans of $776,000 or 13.4% during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in interest income on loans was largely due to an increase in the average balance of $6.6 million or 9.9% to $73.9 million in fiscal 1996 as compared to fiscal 1995 as well as a 28 basis point increase (100 basis points equals 1%) in the weighted average yield earned on the Savings Bank's loan portfolio during the same respective periods. In addition, the increase in interest income was attributable to an increase in interest income on investment securities of $184,000 or 116.5% to $342,000 during fiscal 1996 as compared with fiscal 1995. Such increase was due to an increase in the average balance of and average yield earned on such assets during the same respective periods. The increase in the average balance of loans and investment securities reflects increased lending and investment by the Savings Bank using proceeds from the Conversion while the increase in rates reflects the increases in market interest rates during fiscal 1995 and, to a lesser extent, the early part of 1996.

        Interest Expense. Interest expense on deposits, the largest component of the Savings Bank's interest-bearing liabilities, increased $545,000 or 19.9% to $3.3 million during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in interest expense on deposits was due to both an increase of 58 basis points in the weighted average rate paid on deposits to 5.35% for fiscal 1996 from 4.77% for fiscal 1995 due to upward pricing of the Savings Bank's deposits, particularly certificates of deposits, as well as an increase of $3.9 million in the average balance of deposits during the same respective periods. During fiscal 1995 and 1996, the Savings Bank experienced a shift in deposits from passbook accounts to certificate of deposit accounts due to an increase in the rates paid on certificates of deposit to reflect a rise in market interest rates.

        Interest expense on borrowings decreased $210,000 or 47.8% during the year ended September 30, 1996 as compared to the year ended September 30, 1995 due primarily to an decrease in the average balance of FHLB advances outstanding.

        Provisions for Loan Losses. The provision for loan losses increased by $100,000 from $25,000 for the year ended September 30, 1995 to $125,000 for the year ended September 30, 1996. At September 30, 1996, the Savings Bank's allowance for loan losses to total nonperforming loans and total loans amounted to 31.02% and .45%, respectively, compared to 19.20% and .32%, at September 30, 1995.

        The Savings Bank establishes provisions for loan losses in order to maintain the allowance for loan losses at a level deemed to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area and generally any other factors related to the collectibility of the Savings Bank's loan portfolio. A significant majority of the Savings Bank's nonperforming loans has historically consisted of one-to-four family loans. Due to the stability of the local economy, the lower level of risk involved with such loans and the minimal level of charge-offs, the Savings Bank has maintained its allowance for loan losses at a level deemed adequate by management, although lower than industry standards with respect to the allowance as a percent of both total nonperforming loans and total loans.

        Other Income. Total other income increased by $16,000 or 9.9% from $161,000 for the year ended September 30, 1995 to $177,000 for the year ended September 30, 1996. Such increase was primarily due to an increase in other miscellaneous income.

         General and Administrative Expenses. General and administrative expenses increased $1.2 million or 69.7% to $3.0 million during the year ended September 30, 1996 compared to fiscal 1995 primarily as a result of a $672,000 increase in compensation and employee benefits and an increase of $392,000 or 306.3% in federal insurance premiums. The increase in compensation and employee benefits was primarily due to benefits related to the Company's Employee Stock Ownership Plan ("ESOP") as well as normal salary and merit increases. The increase in benefits related to the ESOP was partially attributable to the release of additional shares of Common Stock in 1996 as a result of the special distribution of $4.00 per share paid in fiscal 1996. Accordingly, the Company believes such costs will decrease in fiscal 1997. The increase in federal deposit insurance premiums was primarily due to federal legislation which authorized a one-time assessment on all savings institutions to recapitalize the Savings Association Insurance Fund ("SAIF"). The Savings Bank's assessment amounted to $375,000 (pre-tax). The recapitalization of the SAIF has resulted in lower deposit premiums which will benefit future earnings.

        Income Taxes. Total income taxes amounted to $275,000 and $460,000 for the years ended September 30, 1996 and 1995, respectively. The effective tax rate was 53.2% and 32.4% for the years ended September 30, 1996 and 1995, respectively.

Comparison of Results of Operations for the Year Ended September 30, 1995
and 1994

        General. The Company's net income amounted to $961,000 for fiscal 1995 as compared to $881,000 for fiscal 1994. The increase of approximately $80,000 or 9.1% was due primarily to increases in interest income earned on loans receivable, net and other interest-earning assets.

        Net Interest Income. The Company's net interest income increased $154,000 or 5.3% during the year ended September 30, 1995 as compared to the year ended September 30, 1994. The increase in net interest income was the result of a $748,000 or 13.6% increase in total interest income, due primarily to an increase in the average balance of interest-earning assets from $67.3 million in fiscal 1994 to $74.7 million in fiscal 1995, which was partially offset by an increase of $594,000 or 23.0% in total interest expense, due primarily to increases in the average rate paid on and average balance of other time deposits. The Company's interest rate spread decreased from 3.97% to 3.49% during the year ended September 30, 1995 as compared to the year ended September 30, 1994, and the Company's net interest margin decreased from 4.33% to 4.11% during the same respective periods. The Savings Bank currently originates one-to-four family residential mortgage loans which typically provide for an interest rate which adjusts every year in accordance with a designated index (the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year). Accordingly, the yields on the Savings Bank's ARMs in 1995 are based on interest rates in 1994. The effect of the rise in interest rates in 1995 will not impact the Savings Bank's yield on its ARMs until 1996. However, such decreases in the interest rate spread and net interest margin were more than offset in fiscal 1995 by the increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 109.38% for fiscal 1994 to 114.53% for fiscal 1995.

        Interest Income. The increase in interest income was primarily attributable to an increase in interest income on loans of $553,000 or 10.5% during the year ended September 30, 1995 as compared to the year ended September 30, 1994. The increase in interest income on loans was largely due to an increase in the average balance of $6.0 million or 9.8% to $67.2 million in fiscal 1995 as compared to fiscal 1994 as well as a 15 basis point increase (100 basis points equals 1%) in the weighted average yield earned on the Savings Bank's loan portfolio during the same respective periods. In addition, the increase in interest income was attributable to an increase in interest income on other interest-earning assets of $173,000 or 158.7% to $282,000 during fiscal 1995 as compared with fiscal 1994. Such increase was due to an increase in the average balance of other interest-earning assets of $2.1 million or 113.5% for the year ended September 30, 1995 as compared to the year ended September 30, 1994 as well as a 123 basis point increase in the weighted average yield earned on such assets during the same respective periods. The increase in the average balance of loans and other interest-earning assets reflects increased lending and investment by the Savings Bank using proceeds from the Conversion while the increase in rates reflects the increases in market interest rates during fiscal 1995.

        Interest Expense. Interest expense on deposits, the largest component of the Savings Bank's interest-bearing liabilities, increased $520,000 or 23.4% to $2.7 million during the year ended September 30, 1995 as compared to the year ended September 30, 1994. The increase in interest expense on deposits was due to both an increase of 75 basis points in the weighted average rate paid on deposits to 4.77% for fiscal 1995 from 4.02% for fiscal 1994 due to upward pricing of the Savings Bank's deposits, particularly certificates of deposits, as well as an increase of $2.2 million in the average balance of deposits during the same respective periods. During fiscal 1995, the Savings Bank experienced a shift in deposits from passbook accounts to certificate of deposit accounts due to an increase in the rates paid on certificates of deposit to reflect a rise in market interest rates.

        Interest expense on borrowings increased $74,000 or 20.3% during the year ended September 30, 1995 as compared to the year ended September 30, 1994 due primarily to an increase in the average balance of FHLB advances outstanding which was slightly offset by a decrease of 19 basis points paid on such liabilities.

        Provisions for Loan Losses. The provision for loan losses decreased by $110,000 from $135,000 for the year ended September 30, 1994 to $25,000 for the year ended September 30, 1995. At September 1995, the Savings Bank's allowance for loan losses to total nonperforming loans and total loans amounted to 19.20% and .32%, respectively, compared to 16.43% and .35%, at September 30, 1994.

        Other Income. Total other income decreased by $16,000 or 9.0% from $177,000 for the year ended September 30, 1994 to $161,000 for the year ended September 30, 1995. This decrease was primarily attributable to the decrease in fees and other charges of $11,000 or 14.9% due to decreased loan origination activity relative to fiscal 1994 levels.

        General and Administrative Expenses. General and administrative expenses increased $165,000 or 10.2% to $1.8 million during the year ended September 30, 1995 compared to fiscal 1994 primarily as a result of a $76,000 increase in compensation expenses which is attributable to normal salary and merit increases.

        Income Taxes. Total income taxes amounted to $460,000 and $456,000 for the years ended September 30, 1995 and 1994, respectively. The effective tax rate was 32.4% and 34.1% for the years ended September 30, 1995 and 1994, respectively.

Liquidity and Capital Resources

        The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Savings Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Savings Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve discount window. At September 30, 1996, the Savings Bank had $4.5 million of outstanding advances from the FHLB of Cincinnati.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Savings Bank maintains a strategy of investing in various lending products. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1996, the total approved loan commitments outstanding, excluding construction loans, amounted to $2.2 million. At the same date, the unadvanced portion of construction loans approximated $1.8 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1996 totalled $28.8 million. Investment securities scheduled to mature in one year or less at September 30, 1996 totalled $2.0 million. Management believes that a significant portion of maturing deposits will remain with the Savings Bank. The Savings Bank anticipates that it will continue to have sufficient funds to meet its current commitments.

        The Savings Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Savings Bank's average monthly liquidity ratio and short-term liquid assets ratio for September 1996 was 7.78% and 5.41%, respectively.

        Federally insured savings institutions are required to satisfy three different OTS capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and qualifying supervisory goodwill. Core capital is generally reduced by the amount of a savings institution's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles, all of which are currently not relevant to the calculation of Savings Bank's regulatory capital. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage servicing rights.

        The following table sets forth Savings Bank's compliance with each of the above-described regulatory capital requirements at September 30, 1996.

                                  Tangible         Core          Risk-Based
                                   Capital        Capital          Capital
                                  ---------       -------         ---------
                                              (Dollars in Thousands)

Regulatory capital                 $16,308         $16,308         $16,639
Minimum required
  regulatory capital                 1,285           2,569           4,451
                                    ------          ------          ------
Excess regulatory capital          $15,023         $13,739         $12,188
                                    ======          ======          ======
Regulatory capital as a
  percentage of assets(4)            19.04%          19.04%          22.90%
Minimum capital required
  as a percentage                     1.50            3.00            8.00
                                    ------          ------          ------
Excess regulatory capital
  as a percentage in
  excess of requirement              17.54%          16.04%          14.90%
                                    ======          ======          ======



Impact of Inflation and Changing Prices

         The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

         In May 1993, the Financial Accounting Statement Board ("FASB") adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," affecting the accounting for investments in all debt and equity securities, which are to be classified in one of three categories for fiscal years beginning after December 15, 1993. Securities that an institution has the positive intent and ability to hold to maturity are to be reported at amortized cost. Securities that are bought and held principally for the purpose of selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Other securities are to be classified as securities available for sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. The Company adopted SFAS No. 115 effective October 1, 1994. At September 30, 1996, all of the Company's investment and mortgage-backed securities were classified as "held to maturity."

         In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. This Statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements proforma net income and, if presented, earnings per share, as if this Statement had been adopted. The accounting requirements of this Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management of the Company has not completed an analysis of the potential effects of this Statement on its financial condition or results of operations.

         In November 1993, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 93-6, which will apply to the Company for its fiscal year beginning October 1, 1995. SOP 93-6 will, among other things, change the measure of compensation expense recorded by employers from the cost of ESOP shares to the fair value of ESOP shares. Under SOP 93-6, the Company will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that fair value of the Company's ESOP shares differ from the cost of such shares, this differential will be charged or credited to equity.

Recent Legislation

         The deposits of the Savings Bank are currently insured by the SAIF. Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ration of 1.25% of insured deposits. The BIF had achieved a fully funded status in contrast to the SAIF and, therefore, the Federal Deposit Insurance Corporation ("FDIC") substantially reduced the average deposit insurance premium paid by commercial banks to a level significantly below the average premium paid by savings institutions.

         The underfunded status of the SAIF resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured deposits at a rate of 65.7 basis points per $100.00 of March 31, 1995 deposits. As a result, the Savings Bank's assessment amounted to $375,000 ($248,000 net of tax). Additional provisions of the Act include new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums will include a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF will be 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. The BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date. While the one-time special assessment has a significant impact on the current year earnings, the resulting lower annual premiums will benefit future earnings.

                     [Letterhead of Von Lehman and Company]









                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Fort Thomas Financial Corporation
  and Subsidiary
Fort Thomas, Kentucky



We have audited the accompanying consolidated statements of financial condition of Fort Thomas Financial Corporation and Subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended September 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Thomas Financial Corporation and Subsidiary at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years ended September 30, 1996, 1995, and 1994 in conformity with generally accepted accounting principles.


                                                 /s/ Von Lehman & Company



Fort Mitchell, Kentucky
November 15, 1996

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                          September 30, 1996 and 1995
                        (In Thousands, Except Share Data)




                                     ASSETS
Assets                                                                                1996                 1995
                                                                                  -------------       --------------
  Cash and Cash Equivalents                                                       $       1,785        $       6,032
  Investment Securities
    Held to Maturity - at Amortized Cost (Market Value of $3,486 and
      $5,000 for 1996 and 1995, Respectively)                                             3,503                5,001
    Available for Sale - at Market                                                          494                    -
  Mortgage-Backed Securities
    Held to Maturity - at Amortized Cost (Market Value of $971 in 1995)                       -                  972
    Available for Sale - at Market                                                          816                    -
  Loans Receivable, Net                                                                  77,987               71,156
  Office Properties and Equipment - at
    Depreciated Cost                                                                        643                  718
  Federal Home Loan Bank Stock                                                              700                  651
  Cash Surrender Value of Life Insurance                                                  1,068                1,012
  Accrued Interest Receivable                                                               642                  575
  Prepaid and Other Assets                                                                  118                   97
  Deferred Federal Income Tax Asset                                                         257                    -
                                                                                  -------------        -------------

    Total Assets                                                                  $      88,013        $      86,214
                                                                                  =============        =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits                                                                        $      63,731        $      59,998
  Borrowed Funds                                                                          6,754                3,651
  Advances from Borrowers for
    Taxes and Insurance                                                                     188                  183
  Deferred Compensation                                                                     376                  263
  Accrued Interest Payable                                                                   60                   30
  Accrued Federal Income Tax Liability                                                       85                   33
  Deferred Federal Income Tax Liability                                                       -                    1
  Other Liabilities                                                                         887                  254
  Deferred Income                                                                            11                   11
                                                                                  -------------        -------------

    Total Liabilities                                                                    72,092               64,424
                                                                                  -------------        -------------

Stockholders' Equity
  Common Stock of $.01 Par Value; 4,000,000 Shares Authorized; 1,573,775
    Shares Issued; 1,489,096 and 1,449,971 Shares Outstanding as of
    1996 and 1995, Respectively                                                              16                   16
  Additional Paid-In Capital                                                              9,387               14,981
  Shares Acquired by Employee Stock Ownership Plan                                         (847)              (1,249)
  Shares Acquired by MRP Trust                                                             (793)                   -
  Retained Earnings - Substantially Restricted                                            8,165                8,042
  Unrealized Loss on Available for Sale Securities,
    Net of Related Tax Effects                                                               (7)                   -
                                                                                  -------------        -------------

    Total Stockholders' Equity                                                           15,921               21,790
                                                                                  -------------        -------------

    Total Liabilities and Stockholders' Equity                                    $      88,013        $      86,214
                                                                                  =============        =============

See auditors' report and accompanying notes.







                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years Ended September 30, 1996, 1995 and 1994
                        (In Thousands, Except Share Data)



                                                         1996            1995            1994
                                                       --------        --------        --------
Interest Income
  Interest on Loans                                    $  6,576        $  5,800        $  5,247
  Interest on Investment Securities                         342             158             146
  Interest on Mortgage Backed Securities                     54              11               -
  Other Interest and Dividends                              313             282             109
                                                       --------        --------        --------

    Total Interest Income                                 7,285           6,251           5,502
                                                       --------        --------        --------

Interest Expense
  Deposits                                                3,288           2,743           2,222
  Borrowed Funds                                            229             439             365
                                                       --------        --------        --------

    Total Interest Expense                                3,517           3,182           2,587
                                                       --------        --------        --------

Net Interest Income                                       3,768           3,069           2,915

Provision for Losses on Loans                               125              25             135
                                                       --------        --------        --------

    Net Interest Income After Provision for
      Losses on Loans                                     3,643           3,044           2,780
                                                       --------        --------        --------

Other Income
  Fees and Charges                                           64              63              74
  Other                                                     113              98             103
                                                       --------        --------        --------

    Total Other Income                                      177             161             177
                                                       --------        --------        --------

General and Administrative Expenses
  Compensation and Employee Benefits                      1,508             836             761
  Franchise and Other Taxes                                 128              99              97
  Federal Insurance Premium                                 520             128             128
  Expenses of Premises and Equipment                        163             174             160
  Data Processing and Related Contract Services             127             104              94
  Other Operating Expenses                                  582             443             380
                                                       --------        --------        --------

    Total General and Administrative Expenses             3,028           1,784           1,620
                                                       --------        --------        --------

    Income Before Income Tax                                792           1,421           1,337

    Federal Income Tax Expense                              275             460             456
                                                       --------        --------        --------

      Net Income                                       $    517        $    961        $    881
                                                       ========        ========        ========

    Earnings Per Common Share                          $    .35             .17           N/A
                                                       ========        ========        ========


See auditors' report and accompanying notes.


                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years Ended September 30, 1996, 1995 and 1994
                                 (In Thousands)


                                                           Additional        Shares          Shares
                                              Common        Paid-In         Acquired       Acquired By       Retained
                                              Stock         Capital         By ESOP         MRP Trust        Earnings
                                             --------      ----------      ----------      -----------       ---------

Balance at October 1, 1993                   $      -      $        -      $        -      $         -       $   6,298
Net Income                                          -               -               -                -             881
                                             --------      ----------      ----------      -----------       ---------

Balance at September 30, 1994                       -               -               -                -           7,179
Net Income                                          -               -               -                -             961

Sale of Stock at Public Offering                   16          14,981          (1,259)               -               -

ESOP Common Stock Released
   for Allocation                                   -               -              10                -               -

Dividends Declared                                  -               -               -                -             (98)
                                             --------      ----------      ----------      -----------       ---------

Balance at September 30, 1995                      16          14,981          (1,249)               -           8,042

Net Income                                          -               -               -                -             517

Unrealized Loss on AFS Securities,                  -               -               -                -               -
  Net of Tax Effect

ESOP Common Stock Released
   for Allocation                                   -             161             402                -               -

Amortization of Stock Compensation Plans            -              14               -               80               -

Common Stock Acquired for MRP                       -               -               -             (873)              -

Dividends Declared                                  -          (5,769)              -                -            (394)
                                             --------      ----------      ----------      -----------       ---------
Balance at September 30, 1996                $     16      $    9,387      $     (847)    $       (793)      $   8,165
                                             ========      ==========      ==========      ===========       =========


                                               Unrealized
                                                 Losses             Total
                                                 on AFS         Stockholders'
                                               Securities          Equity
                                              ------------      -------------

Balance at October 1, 1993                    $          -      $       6,298
Net Income                                               -                881
                                              ------------      -------------

Balance at September 30, 1994                            -              7,179
Net Income                                               -                961

Sale of Stock at Public Offering                         -             13,738

ESOP Common Stock Released
   for Allocation                                        -                 10

Dividends Declared                                       -                (98)
                                              ------------      -------------

Balance at September 30, 1995                            -             21,790

Net Income                                               -                517

Unrealized Loss on AFS Securities,                      (7)                (7)
  Net of Tax Effect

ESOP Common Stock Released
   for Allocation                                        -                563

Amortization of Stock Compensation Plans                 -                 94

Common Stock Acquired for MRP                            -               (873)

Dividends Declared                                       -             (6,163)
                                              ------------      -------------
Balance at September 30, 1996                           (7)            15,921
                                              ============      =============


See Auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended September 30, 1996, 1995 and 1994
                                 (In Thousands)


                                                             1996              1995               1994
                                                          ----------        -----------        ----------
Cash Flows From Operating Activities
  Net Income                                              $      517        $       961        $      881
  Reconciliation of Net Income
    with Cash Flows from Operations
      Allowance for Losses on Loans                              125                 25               135
      Depreciation                                                87                 93                81
      Deferred Federal Income Taxes                             (258)               (40)              104
      Amortization                                               (85)                36               (40)
      FHLB Stock Dividends                                       (49)               (41)              (31)
      Gain on Sale of Real Estate Owned                          (12)                (1)              (11)
      Amortization of Stock Compensation Plans                    94                  -                 -
      Shares Released to ESOP                                    563                 10                 -
      REO Donated                                                 11                  -                 -
      Changes In
        Accrued Interest Receivable                              (67)              (148)               55
        Prepaid and Other Assets                                 (19)               220               (39)
        Cash Surrender Value of Life Insurance                   (57)               (45)              (59)
        Deferred Compensation                                    113                102                88
        Accrued Interest Payable                                  30                (17)                1
        Accrued Federal Income Tax Liability                      52                 33              (308)
        Other Liabilities                                        632                  3               (34)
                                                          ----------        -----------        ----------

      Net Cash Provided by Operating Activities                1,677              1,191               823
                                                          ----------        -----------        ----------

Cash Flows From Investing Activities
  Proceeds from Maturity of Investment Securities              3,496              1,500             3,037
  Purchase of Investment Securities                           (2,502)            (4,480)             (988)
  Purchase of Mortgage-Backed Securities                           -             (1,013)                -
  Loan Originations and Repayments, Net                       (7,157)            (6,862)           (3,202)
  Principal Received on Mortgage-Backed Securities               151                 20                 -
  Proceeds from the Sale of Real Estate
    Acquired Through Foreclosure                                 295                229                67
  Purchase of Office Equipment                                   (12)               (16)             (312)
                                                          ----------        -----------        ----------

    Net Cash Used In Investing Activities                     (5,729)           (10,622)           (1,398)
                                                          ----------        -----------        ----------

Cash Flows From Financing Activities
  Net Change in Deposits                                       3,733              4,871              (913)
  Net Proceeds from Stock Offering                                 -             13,748                 -
  Dividends Paid                                              (6,163)                 -                 -
  Common Stock Purchased for MRP Trust                          (873)                 -                 -
  Advance from Borrowers for Taxes and Insurance                   5                (91)               (9)
  Repayments of Borrowings                                      (197)            (6,937)           (5,313)
  Proceeds from Borrowings                                     3,300              3,000             6,900
                                                          ----------        -----------        ----------

    Net Cash (Used) Provided by Financing Activities            (195)            14,591               665
                                                          ----------        -----------        ----------

    Changes in Cash and Cash Equivalents                      (4,247)             5,160                90

Cash and Cash Equivalents, Beginning of Year                   6,032                872               782
                                                          ----------        -----------        ----------

    Cash and Cash Equivalents, End of Year                $    1,785        $     6,032        $      872
                                                          ==========        ===========        ==========

See auditors' report and accompanying notes.


                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES

     Fort Thomas Financial Corporation, (the Company) provides financial services to individuals and corporate customers, and is subject to competition from other financial institutions. The Company is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.

     The Company is a holding company whose activities are primarily limited to holding the stock of Fort Thomas Savings Bank (the Bank). The Bank conducts a general banking business in Northern Kentucky which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside management's control.

     Basis of Financial Statement Presentation

     The consolidated financial statements include the accounts of Fort Thomas Financial Corporation and its subsidiary, Fort Thomas Savings Bank, FSB. All material intercompany balances and transactions have been eliminated in consolidation.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains appraisals for significant properties.

     A substantial portion of the Bank's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


     While management uses available information to recognize losses on foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     FHLB Stock

     The Bank, as a member of the Federal Home Loan Bank System, is required by law to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

     Investment Securities and Mortgage-Backed Securities

     The Company's investments and mortgage-backed securities are classified in three categories and accounted for as follows:

       Trading Securities

       Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Company currently has no investments in this category.

       Securities Held to Maturity

       Investment securities and mortgage-backed securities for which the Company has the positive intent and ability to hold until maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

       Available for Sale Securities

       Securities available for sale consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as securities to be held to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES (Continued)

   Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

   In November 1995, the FASB issued a Special Report on Implementation of SFAS No. 115 (the Special Report), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Company's securities portfolio pursuant to the Special Report, and transferred all mortgage-backed securities from the held-to-maturity portfolio to an available for sale classification. At September 30, 1996, the Company's shareholders' equity reflected a net unrealized loss of $7,000 on securities designated as available for sale.

   Financial Instruments with Off Balance Sheet Risk

   The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

   Loans Receivable

   Loans receivable are stated at unpaid principal balances less the allowance for loan losses, loans in process and deferred loan-origination fees. Interest is accrued as earned unless the collectibility of the loan is in doubt.

   Loans are placed on nonaccrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

   Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on a nonaccrual status.

   The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES (Continued)

   In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was subsequently amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

   The Bank adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

   At September 30, 1996, the Bank had no loans that would be defined as impaired under SFAS No. 114.

   Provision for Losses

   Provision for losses includes charges to reduce the recorded balances of mortgage loans receivable, uncollected interest and real estate to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Bank's control. It is the opinion of management, however, that adequate provisions have been made for losses on loans and real estate.

   Loan Origination Fees

   Loan origination fees net of direct loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans as an adjustment to the yield. In addition, commitment fees are required to be offset against certain related direct loan origination costs and generally recognized over the contractual life of the related loans as an adjustment of yield if the commitment is exercised. If the commitment expires unexercised, the fee is recognized as income upon expiration of the commitment.

   Office Properties and Equipment

   The cost of office properties and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and accelerated methods.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES (Continued)

   Maintenance and repairs are charged to operations when incurred. Significant betterments and renewals are capitalized. When office properties and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

   The useful lives of office properties and equipment for purposes of computing depreciation are:

                 Office Properties  15-35        Years
                 Equipment           5-10        Years

   Real Estate Owned

   Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

   Federal Income Taxes

   The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES (Continued)

   Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

   The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1996:

         Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

         Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

         Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineate into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

         Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

         Deposits: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values of fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for similar deposits.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 1 - ACCOUNTING POLICIES (Continued)

         Borrowed Funds: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

         Cash Surrender Value of Life Insurance: The carrying amount presented in the consolidated financial statements is deemed to approximate fair value.

   Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30, 1996, are as follows:
                                                    Carrying          Fair
                                                      Value           Value
                                                      -----           -----
                                                           (In thousands)
   Financial Assets
     Cash and Cash Equivalents                      $ 1,785         $ 1,785
     Investment Securities                            3,997           3,980
     Mortgage-Backed Securities                         816             816
     Loans Receivable                                77,987          79,866
     Stock in Federal Home Loan Bank                    700             700
     Cash Surrender Value of Life Insurance           1,068           1,068
                                                     ------           -----
                                                    $86,353         $88,215
                                                    =======         =======

   Financial Liabilities
     Deposits                                       $63,731         $63,903
     Advances from FHLB and Other
       Borrowings                                     6,754           6,294
     Advances from Borrowers
       for Taxes and Insurance                          188             188
                                                    -------         -------
                                                    $70,673         $70,385
                                                    =======         =======

   Retirement Plans and Stock Option Plans

   In conjunction with its common stock offering, the Company implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service. The Company accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employer's Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the plan totaled approximately $563,000 and $10,000 for the years ended September 30, 1996 and 1995, respectively.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


   The Company also has a Management Recognition Plan (MRP). Subsequent to the offering the MRP purchased 62,951 shares of common stock in the open market. During fiscal year 1996, 42,808 shares available under the plan were granted to executive officers and members of the Board of Directors of the Company. Common stock granted under the MRP vests ratably over a five year period, commencing in December 1995. A provision of $79,000 related to the MRP was charged to expense for the fiscal year ended September 30, 1996.

   Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 107,000 shares of common stock at fair market value at the date of grant. During fiscal 1996, the Company granted options to purchase shares to members of the Board of Directors and executive officers at fair value of $8.34 per share. As of September 30, 1996, none of the stock options granted have been exercised.

   Reclassifications

   Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.


NOTE 2 - CASH FLOWS INFORMATION

     For purposes of the cash flows statement, cash includes cash and cash equivalents on hand and in demand and time accounts and certificates of deposit with three months or less maturity.

     Cash paid for interest and income taxes were as follows:

                                   Years Ended
                                  September 30,
                          -----------------------------
                            1996     1995        1994
                          -------   -------     -------
                                (In Thousands)

       Interest           $3,486     $3,199      $2,586
                          ======     ======       =====

       Income Taxes       $  441     $  300      $  660
                          ======     =======     ======

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 2 - CASH FLOWS INFORMATION (Continued)

  The Company had noncash investing or financing activities as follows:

                                            Years Ended
                                           September 30,
                                   -------------------------------
                                    1996       1995        1994
                                   ------     -----        ----
                                         (In Thousands)
      Real Estate Acquired
       through Foreclosure
       of Mortgage Loans             $269       $204         $69
                                     ====       ====          ==

      Deferred Gain on Sale
       of Real Estate                $  -       $  8         $ 3
                                     ====       ====         ===

      FHLB Stock Dividend
       Received                      $  47      $ 41         $31
                                     =====      ====         ===

      Dividends Payable              $  98      $ 98         $ -
                                     =====       ====        ===

  The balance in cash and cash equivalents as of and September 30, 1996 and 1995 consists of the following:
                                                     1996        1995
                                                    ------      ------
                                                      (In Thousands)

      Cash on Hand                                   $  206     $  226
      Cash in Demand Accounts                         1,579      5,706
      Short Term Certificate of Deposit                  -         100
                                                     ------     ------
              Totals                                 $1,785     $6,032
                                                     ======     ======


NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

  Investment securities held to maturity as of September 30, 1996 and 1995 consist of the following:

                                                Gross       Gross      Estimated
                                  Carrying   Unrealized  Unrealized     Market
                                    Value      Gains       Losses       Value
                                    -----      -----       ------       -----
      1996                                      (In Thousands)
      U.S. Government and
      Federal Agencies            $3,503       $ 5          $22         $3,486
                                  ======       ===          ===         ======

      1995
      U.S. Government and
      Federal Agencies            $5,001       $14          $15        $5,000
                                  ======       ===          ===        ======

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
         (Continued)

   The following is a summary of maturities of securities held-to-maturity as of September 30, 1996:
                                                Carrying       Estimated
                                                  Value       Fair Value
                                                -------       ----------
                                                    (In Thousands)

      One Year or Less                          $2,002           $2,004
      Over One Year Through Five Years           1,501            1,482
                                                ------           ------
        Totals                                  $3,503           $3,486
                                                ======           ======

  Investment securities and mortgage-backed securities as of September 30, 1996 and 1995 consist of the following:


                                                    Gross          Gross        Estimated
                                    Amortized     Unrealized    Unrealized       Market
                                       Cost          Gains        Losses          Value
                                    ---------      ---------    ----------      ---------
                                                       (In Thousands)
      1996 - Available for Sale
      Federal Home Loan Mortgage
       Corporation Participations    $  818         $    -          $2            $  816

      U.S. Government and
      Federal Agencies                  500              -           6               494
                                     ------         ------          --            ------
                                     $1,318         $    -          $8            $1,310
                                     ======         ======          ==            ======

      1995 - Held to Maturity
      Federal Home Loan Mortgage
       Corporation Participants      $  972         $    -          $1            $  971
                                     ======         ======          ==            ======

   The following is a summary of maturities of available for sale securities as of September 30, 1996:
                                                Carrying       Estimated
                                                 Value        Fair Value
                                                --------      ----------
                                                    (In Thousands)

         Maturing Over One through Five Years    $1,318         $1,311
                                                 ======         ======

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

  The balances in loans receivable as of September 30, 1996 and 1995 are as follows:
                                                1996            1995
                                              -------          ------
                                                   (In Thousands)
      Real Estate Mortgage Loans:
         One to Four Family                   $62,632          $57,775
         Multi-Family Residential              11,138            7,915
         Land and Construction:
           Residential                          5,737            7,140
           Commercial                             255              255
      Consumer Loans:
         Savings Accounts Loans                   632              651
         Other Consumer Loans                     516              481
                                              -------           ------

      Total                                    80,910           74,217
      Less:
         Loans in Process                       1,884            2,191
         Deferred Loan Origination Fees           673              631
         Allowances for Losses                    366              239
                                              -------          -------

      Loans Receivable - Net                  $77,987          $71,156
                                              =======          =======

   A summary of activity in the allowance for loan losses at September 30, 1996, 1995 and 1994 is as follows:

                                                 1996       1995       1994
                                                -----      ------     -----
                                                       (In Thousands)

      Balance at beginning of the year           $239       $233      $115
      Additions to allowance                      126         25       135
      Recoveries (Charge offs) during the year      1        (19)      (17)
                                                -----       ----      ----
        Balance at end of the year               $366       $239      $233
                                                =====       ====      ====

  At September 30, 1996 and 1995 the Bank had non-accrual loans of approximately $1,180,000 and $1,397,000, respectively. Had interest been recognized on these loans at the original rates, interest income would have increased approximately $41,000, $48,000 and $48,000 in 1996, 1995 and 1994,
  respectively. The Bank has no commitments to loan additional funds to the borrowers of non-accrual loans.

  The Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $4,093,000 and $4,513,000 at September 30, 1996 and 1995, respectively.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 5 - ACCRUED INTEREST RECEIVABLE

  A breakdown of accrued interest receivable is as follows:

                                               1996      1995
                                               ----      ----
                                               (In Thousands)

      Loans Receivable                         $574      $509
      Mortgage-backed Securities                  4         5
      Investments                                64        61
                                               ----      ----
         Total                                 $642      $575
                                               ====      ====


NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

  The balance in office properties and equipment as of September 30, 1996 and 1995 consists of the following:
                                               1996      1995
                                               ----      ----
                                               (In Thousands)

      Land                                     $ 98      $ 98
      Buildings and Improvements                792       792
      Furniture and Equipment                   633       625
                                               ----      ----

                                              1,523     1,515
      Accumulated Depreciation                 (880)     (797)

        Office Properties and Equipment at
          Depreciated Cost                   $  643    $  718
                                             ======    ======


NOTE 7 - BORROWED FUNDS

   Federal Home Loan Advances

   The Bank has a short-term advance from the FHLB for $1,000,000 with interest at 5.8% at September 30, 1996. This loan matures in December, 1996.

   The Bank also has two long-term advances from the FHLB for $1,719,000 and $1,735,000. These two advances accrue interest at 5.30% and 5.55%, respectively. Monthly principal and interest payments on these loans are approximately $16,000 each. These loans mature October, 2008.

   These advances are collateralized by the Bank's Federal Home Loan Bank stock and first mortgage loans. Payment of these loans prior to their due date could result in a prepayment penalty.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 7 - BORROWED FUNDS (Continued)

   Other Borrowed Funds

   The Company has a short-term note with a local bank for $2,300,000. This loan accrues interest at 8.25% and is due October 31, 1996.

   Maturities for the next five years and thereafter are as follows:

      Maturing in Years       Long-Term      Short-Term
     Ending September 30,      Advances        Advances         Total
     --------------------      --------        --------         -----
                                            (In Thousands)

            1997              $  208            $3,300         $3,508
            1998                 220                -             220
            1999                 232                -             232
            2000                 245                -             245
            2001                 258                -             258
      Thereafter               2,291                -           2,291
                              ------            ------         ------
                              $3,454            $3,300         $6,754
                              ======            ======         ======

NOTE 8 - DEPOSITS

   A breakdown of deposit balances by interest rate and major type as of September 30, 1996 and 1995 is as follows:

                                            1996                   1995
                                     -----------------     -------------------
                                     Amount    Percent     Amount      Percent
      Deposit Type and Weighted      ------    -------     ------      -------
      Average Interest Rate               (In Thousands, Except Percents)

      Passbooks - 2.75% in 1996
        and 1995                    $ 8,393     13.2%      $ 7,859     13.1%
      Money Market Deposit
       Accounts 2.74% in
        1996 and 1995                 2,690      4.2         3,002      5.0
      Now Accounts - 2.16% in 1996
        and 2.21% in 1995             3,000      4.7         2,455      4.1
                                     ------     ----        ------     ----

   Total Demand, Transaction and
     Passbook Deposits               14,083     22.1        13,316     22.2
                                     ------     ----        ------     ----

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 8 - DEPOSITS (Continued)



                                                1996                           1995
                                      -----------------------         ---------------------
                                      Amount         Percent          Amount      Percent
                                      ------         -------          ------      -------
                                               In Thousands, Except Percents)
   Certificates of Deposit
      4.01% - 4.50%                       55               -            21           -
      4.51% - 5.00%                    1,629             2.6         2,142         3.6
      5.01% - 5.50%                   11,638            18.3         3,737         6.2
      5.51% - 6.00%                   12,549            19.7         9,361        15.6
      6.01% - 6.50%                   14,705            23.1        15,883        26.5
      6.51% - 7.00%                    9,072            14.2        15,497        25.8
      7.01% - 7.50%                        -               -            41          .1
                                     -------          ------        ------       -----
   Total Certificates of Deposits     49,648            77.9        46,682        77.8
                                     -------          ------        ------       -----
          Totals                     $63,731           100.0%      $59,998       100.0%
                                     =======          ======       =======       =====
   Balances by Type

   Passbook                          $ 8,393            13.2%      $ 7,859        13.1%
   M.M.D.A.                            2,690             4.2         3,002         5.0
   Now Accounts                        3,000             4.7         2,455         4.1
   Three Month Certificates              489              .8           411          .7
   Six Month Certificates              1,629             2.6         2,164         3.6
   Twelve Month Certificates           3,472             5.4         1,859         3.1
   Eighteen Month Certificates         4,303             6.8         2,443         4.1
   Thirty Month Certificates           4,931             7.7         5,810         9.7
   Other Certificates                 34,824            54.6        33,995        56.6
                                      ------           -----        ------       -----
        Totals                       $63,731           100.0%      $59,998       100.0%
                                      ======           =====       =======       =====

   The aggregate amount of deposits with a minimum denomination of $100,000 was approximately $6.1 million and $6.5 million at September 30, 1996 and 1995, respectively. Deposits of $100,000 or less are insured by the FDIC. Non-interest bearing deposit accounts totaled approximately $157,000 and $136,000 for September 30, 1996 and 1995, respectively.

   Savings deposit customers are primarily Northern Kentucky area individuals and businesses.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 8 - DEPOSITS (Continued)

   Interest expense on deposits is summarized as follows:

                                                  1996     1995      1994
                                                -------   ------    ------
                                                     (In Thousands)

      Passbook Savings Accounts                  $  219   $   281   $  347
      Money Market Deposit Accounts                  79       116      177
      Certificates of Deposit                     2,932     2,292    1,636
      Now Accounts                                   58        54       62
                                                 ------    ------    -----

         Interest Expense on Deposits            $3,288    $2,743   $2,222
                                                 ======    ======   ======

   At September 30,1996, the scheduled maturities of certificates of deposits are as follows:
                                                               Weighted
         Certificates Maturing In                          Average Interest
               September 30,                 Amount              Rate
         ------------------------            ------        ----------------
                                         (In Thousands, Except Percents)

                  1997                       $28,797             5.86%
                  1998                        13,725             6.03
                  1999                         3,452             6.41
                  2000                         1,374             6.74
                  2001                         2,284             6.06
               Thereafter                         16             6.50
                                              ------             ----
         Total Certificates of Deposit       $49,648             5.98%
                                             =======             ====

NOTE 9 - RETIREMENT PLANS

   The Company provides for death benefits (prior to retirement) or pensions for eligible employees through its participation in the multiemployer savings and loan industry noncontributory defined benefit retirement plan. This multiemployer plan does not provide information on funding by employer, but as of September 30, 1996 and 1995, the plan was fully funded. Pension expense was $52,801, $78,802 and $76,445 for the years ended September 30, 1996, 1995 and 1994, respectively. The Company's policy is to fund pension costs when accrued.

   The Company participates in a Profit Sharing and 401(k) Plan. Employees are eligible to participate in the 401(k) Plan after completing one year of service with the Company and attaining age 21. The 401(k) Plan permits participants to make voluntary tax deferred contributions in an amount up to 15% of their annual base compensation. The Company makes matching contributions in an amount equal to 50% of each participant's contributions that do not exceed 4% of compensation.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 9 - RETIREMENT PLANS (Continued)

   In addition, the Company may make discretionary contributions to the 401(k) Plan which would be allocated to the accounts of plan participants in proportion to each participant's compensation for the plan year. All amounts deferred by employees are 100% vested. Vesting of matching and discretionary contributions is 100% vested after five years of service. The Company contributed $10,797 and $17,719 to the 401(k) plan during the years ended September 30, 1996 and 1995, respectively.


NOTE 10 - DEFERRED COMPENSATION PLANS

   The Company has entered into a non-qualified deferred compensation plan with certain of its officers. Under the plan, in return for the officers relinquishing the right to a portion of their current earnings, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn over a period of 180 months upon normal retirement. The retirement benefit is calculated based upon the amount of compensation deferred by the officers over a ten year period, together with a corresponding match by the association of one-third of the deferral. Both the deferral and the match accrue interest at 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 2005 and 2033.

   The Company also entered into a non-qualified deferred compensation plan with certain of its directors. Under the plan, in return for the directors relinquishing the right to a portion of their current fees, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn upon retirement over a period of 60 to 120 months. The retirement benefit is calculated based upon the amount of fees deferred by the directors over a five year period together with interest accrued on this deferral of 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 1998 and 2029.

   During the years ended September 30, 1996, 1995 and 1994, the net periodic pension costs, including accrued interest and company match, under these plans were as follows:
                                           1996           1995            1994
                                          ------         ------          ------
                                                      (In Thousands)
   Deferred Compensation -
     Officers and Directors               $ 73            $  73           $73
   Company Match - Officers                  2                2             2
   Interest Accrued on Balance              38               27            13
                                           ---              ---            --

     Net Periodic Pension Costs           $113             $102           $88
                                          ====             ====           ===

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 10 - DEFERRED COMPENSATION PLANS (Continued)

   The total accrued liability for these plans at September 30, 1996 and 1995 was $376,000 and $263,000, respectively. This liability is included in these financial statements. The funding of these plans is to come from the general assets of the Company.

   In conjunction with the formation of these plans, the Company purchased life insurance on the participants. The contracts are owned by the Company and the officers and directors have no ownership rights to them. As of September 30, 1996 and 1995 the cash surrender value of these insurance contracts was $1,068,000 and $1,012,000, respectively. The increase in the cash surrender value of the life insurance for the years ended September 30, 1996, 1995 and 1994 was $56,000, $45,000 and $59,000, respectively. This increase is recorded as income by the Company.


NOTE 11 - RETAINED EARNINGS

   The Bank was allowed (until fiscal 1996) a special bad debt deduction for federal income tax purposes limited to a certain percentage of otherwise taxable income. This deduction is subject to certain limitations based on aggregate loans and savings account balances. If the amounts that qualified for this deduction are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings include approximately $1.7 million for which federal income tax has not been provided.


NOTE 12 - INCOME TAXES

   Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principle sources of temporary differences are depreciation methods, different methods of recognizing income on loan closing fees and nontaxable stock dividends.

   A reconciliation of income tax expense at the statutory rate (34% for all periods) to income tax expense at the Company's effective rate is as follows:

                                            1996           1995           1994
                                          -------         ------         ------
                                                       (In Thousands)
      Computed Tax at the Expected
        Statutory Rate                     $269            $483           $454
      Nondeductible Expenses                  3               2              1
      Other Differences                       3             (25)             1
                                           ----            ----            ----

            Income Tax Expense             $275            $460           $456
                                           ====            ====           ====
            Effective Income Tax Rate      34.7%           32.3%          34.1%
                                           ====            ====           ====

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 12 - INCOME TAXES (Continued)

   The components of income tax expense are summarized as follows:

                                            1996           1995           1994
                                           ------         ------         ------
                                                      (In Thousands)

   Current Tax Expense                      $ 533          $500           $352
   Deferred Tax (Benefit) Expense            (258)          (40)           104
                                            -----          ----           ----

   Income Tax Expense                       $ 275          $460           $456
                                            =====          ====           ====

   Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax liability at September 30, 1996 and 1995 are as follows:

                                                            1996          1995
                                                           ------        -------
                                                               (In Thousands)
   Deferred Compensation Agreements (Deductible When
     Paid for Taxes)                                        $ 128         $ 89
   Loan Fees Deferred for Financial Reporting Purposes         53           79
   Allowance for Loan Losses                                  121           81
   Accrual for Savings Association Insurance Fund
     Recapitalization                                         128            -
   Holding Company Loss Carryforward                          110            -
   Accumulated Amortization of Stock Compensation Plans        32            -
               Other                                           24           22
                                                            -----          ---

   Deferred Tax Asset                                         596          271
                                                            -----          ---

   Federal Home Loan Bank Stock (Income Tax Payable
     When Shares Received as Stock Dividends are Sold)       $138         $118
   Special Tax Bad Debt Deduction                             121           81
   Real Estate and Equipment (Depreciation Method
     Differences)                                              10           22
   Book Value of CSV of Life Insurance in Excess of
     Tax Basis                                                 70           51
                                                            -----         ----
   Deferred Tax Liability                                     339          272
                                                            -----         ----

   Net Deferred Income Tax Asset (Liability)                $ 257        $  (1)
                                                            =====        =====

   Under new legislation passed August 1996, the special bad debt deduction was repealed for thrift institutions. The legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since 1988. As the Bank has provided for a deferred tax liability for special bad debt deductions since 1988, the legislation is not expected to have a material effect on the results of its operations.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 13 - RELATED PARTY TRANSACTIONS

   The Bank has mortgage loans outstanding with various officers, directors, employees and their relatives. Loans to employees are granted at interest rates and fees which are 1% below the Bank's normal lending rate, but are above its cost of funds. Loans to officers and directors are made at the current market rate. All these loans require board approval and will be repaid with regular monthly payments in the ordinary course of business until the loans are paid off.

   Activity for the year is as follows:
                                                         (In Thousands)

       Balance at September 30, 1995                         $ 632
       New Loans Made                                          382
       Payments Made                                           (48)

           Balance at September 30, 1996                      $966
                                                               ===

   The Company's attorney and legal counsel serves on the Board of Directors of the Company and is paid approximately $160,000 annually for services rendered. The majority of these fees are reimbursed to the Bank as part of loan costs passed through to the Bank's customers. A member of the Board of the Directors of the Company is an insurance agent and presently assists in placing the Bank's insurance coverage. Another member of the Board provides appraisal services and is paid approximately $20,000 annually.


NOTE 14 - LOAN COMMITMENTS

   The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

   The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

   Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 14 - LOAN COMMITMENTS (Continued)

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

   As of September 30, 1996, the Bank had fixed and adjustable rate loan commitments as follows:

                                        Fixed       Adjustable     Total
                                        -----       ----------     -----
   First Mortgage Loans on                   (In Thousands, Except Percents)
     One-to-Four Family Residential
            Property                     $184         $1,965       $2,159
                                         ====         ======       ======

   Weighted Average Interest Rates       7.85%          8.09%        8.07%
                                         ====         ======       ======


NOTE 15 - INTEREST RATE RISK

   The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1996, the Bank's assets consist of significant amounts that earn interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

   At September 30, 1996, the Bank had interest earning assets of approximately $86.1 million having a weighted average effective yield of 8.26% and with durations of up to 30 years, and interest bearing liabilities of approximately $70.5 million having a weighted average effective interest rate of 5.19% and with durations of up to 13 years. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repriced faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

   At September 30, 1995, the Bank had interest earning assets of approximately $84 million having a weighted average effective yield of 8.43% and with durations of up to 30 years, and interest bearing liabilities of approximately $64 million having a weighted average effective interest rate of 5.39% and with durations up to 13 years.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 16 - RECONCILIATION OF NET INCOME AND RETAINED EARNINGS

   A reconciliation of the amounts reported to the Office of Thrift Supervision
   (OTS) for the Bank and amounts in these audited financial statements is as follows:

                                           1996           1995          1994
                                          ------         ------        ------
                                                     (In Thousands)
   Net Income
     Per OTS Report                      $  825        $  872           $850
   Adjustments Made
     Federal Income Tax                       -            29             16
     Accrued Compensation                     -             -              -
     Interest on Loans                        -             2              5
     Interest on Investments                  -             3              1
     Other Operating Expense                  -             -              9
                                           ----           ----          ----
                                            825            906           881
   Net (Loss) Income of Holding
     Company After Eliminating Entries     (308)            55             -
                                           ----           ----          ----

   Net Income Per Consolidated
     Statements of Income                $  517         $  961          $881
                                           ====           ====          ====
   Retained Earnings
     Per OTS Report                      $8,808         $7,987        $7,213
   Adjustments Made
     Federal Income Tax                       -              -           (29)
     Accrued Compensation                     -              -           (14)
     Interest on Loans                        -              -             5
     Interest on Investments                  -              -             2
     Other Operating Expense                  -              -             2
                                          -----         ------        ------
                                          8,808          7,987         7,179

   (Accumulated Deficit) Retained
     Earnings of Holding Company
     After Eliminating Entries             (643)            55             -
                                          -----         ------        ------
   Retained Earnings Per Consolidated
     Statements of Financial
     Condition                           $8,165         $8,042        $7,179
                                         ======         ======        ======

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 17 - REGULATORY CAPITAL REQUIREMENTS

   Regulations require savings banks to maintain capital at least sufficient to meet three separate requirements: (i) tangible capital equal to 1.5% of adjusted total assets, (ii) core capital equal to 3.0% of adjusted total assets, and (iii) risk-based capital equal to 8.0% of risk- weighted assets.

   Any savings bank that is not in compliance with the new capital standards may have asset growth restrictions placed on them by the Office of Thrift Supervision (OTS). Additionally, OTS has the discretion to treat the failure of any savings association to maintain capital at or above the minimum required level as an "unsafe and unsound practice" subject to a number of enforcement actions.

   At September 30, 1996, information with respect to the Bank's capital ratios is summarized as follows:



                                             Tangible            Core            Risk-Based
                                              Capital           Capital            Capital
                                             --------           -------          ---------
                                                            (In Thousands)
  Capital Under Generally
    Accepted Accounting Principles            $16,308            $16,308           $16,308

  Additional Capital Items:
    General Valuation Allowances                    -                  -               331
                                              -------            -------            ------

    Regulatory Capital                         16,308             16,308            16,639

  Minimum Capital Requirement                   1,285              2,569             4,451
                                              -------            -------            ------

  Capital in Excess of
    Minimum Requirement                       $15,023            $13,739           $12,188
                                              =======            =======           =======

  Regulatory Capital as a
    Percentage                                  19.04%             19.04%            29.90%

  Minimum Capital as a
    Percentage                                   1.50               3.00              8.00
                                               ------             ------            ------

  Regulatory Capital as a
    Percent in Excess of
    Requirements                                17.54%             16.04%            21.90%
                                               ======             ======             =====

  The Company's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of it loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 18 - REORGANIZATION AND CHANGE OF CORPORATE FORM

  In June, 1995, the Board of Directors of Fort Thomas Federal Savings and Loan Association (the "Association") adopted a Plan of Reorganization (the "Plan" or the "Reorganization") pursuant to which the Association proposed to reorganize into a stock company, Fort Thomas Financial Corporation (the "Company"). As part of the Plan, the Company organized Fort Thomas Savings Bank, FSB (the" Bank"), a federally-chartered savings bank, and transferred substantially all of its assets and liabilities to the Bank in exchange for all of the capital stock of the Bank to be outstanding upon consummation of the Reorganization. Concurrent with the Reorganization, the Company undertook an initial offering of its common stock. The Company's stock charter authorized 4,000,000 shares of $.01 par value common stock. The costs of issuing the common stock were deducted from the sale proceeds. The net proceeds from the offering were $13,738,000.

  Under Federal regulations, the Bank may not declare or pay a cash dividend on or repurchase any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the regulatory capital requirements of the OTS. In addition, banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions, with prior notice to the OTS, during any calendar year up to 100% of net income for the year plus 50% of the amounts in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an Institution is deemed to be in need of more than normal supervision. The Bank currently exceeds its fully phased-in capital requirement and has not been notified of a need for more than normal supervision.

  The Reorganization was accounted for as a change in corporate form with the historic basis of Fort Thomas Federal Savings and Loan Association's assets, liabilities and equity unchanged as a result. Subsequent to the Reorganization, the existing rights of the Association's depositors upon liquidation as of the effective date were transferred to the Company and records will be maintained to ensure such rights receive statutory priority in the future.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 19 - EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has established an ESOP for its employees. As part of the Conversion, the ESOP borrowed funds from the Company. The loan was equal to 100% of the aggregate purchase price of the Common Stock acquired by the ESOP. The loan to the ESOP is being repaid principally from the Company's and the Bank's contributions to the ESOP over a period of fifteen years, and the collateral for the loan is the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is a fixed rate of 9.0%. They Company may, in any plan year, make additional discretionary contributions for the benefit of the plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company.

  Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

  Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released form the suspense account are allocated among participants on the basis of compensation. Forfeitures are reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Participants vest in their right to receive their account balances within the ESOP at the rate of 20% per year starting with the completion of three years of service and will be 100% vested upon the completion of five years of service. Credit is given for years of service with the Company prior to adoption of the ESOP.

  Accounting principles requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. Since the ESOP borrowed from the Company, such obligation is not treated as a liability, but is excluded from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

  The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

  The fair value of the 84,676 unearned ESOP shares at September 30, 1996 was approximately $1,185,463. Shares committed to be released during 1996 were 39,128. Shares allocated during the current year were 2,098.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 20 - DEPOSIT INSURANCE PREMIUM ASSESSMENT

  Deposits of the Savings Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits.

  On September 30, 1996 a law was passed to recapitalize the SAIF with a one-time assessment of SAIF-insured institutions of $.657 for every $100 of assessable deposits. The assessment to the Bank was $374,511. This assessment has been accrued to these financial statements and was paid in November, 1996.


NOTE 21 - EARNINGS PER SHARE

  Primary earnings per share amount for the year ended September 30, 1996 is based upon the average outstanding shares of the Company reduced by the unreleased shares of the ESOP (see ESOP note).

  The average number of shares outstanding was 1,454,067 and 1,432,643 for the years ended September 30, 1996 and 1995, respectively. Also, since the Company converted to a stock savings bank as of June 27, 1995, the earnings per share calculation was pro rated based upon the number of days the stock was outstanding (95), compared to the full year. There was no material dillutive effect to the Company's stock compensation plans.

  No earnings per share is reported for 1994 since the Company was a mutual savings association in that year.


NOTE 22 - DIVIDENDS

  During the year ended September 30, 1996, the Company declared dividends of $4.25 per common share. Of this amount $4.00 per share was paid in August 1996 from funds retained by the Company in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Company charged the return of capital dividend to additional paid-in-capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Company's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $4.00 of the current fiscal year dividends constitute a tax-free return of capital.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994


NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION

  The following condensed financial statements summarize the financial position of Fort Thomas Financial Corporation as of September 30, 1996, and the results of operations for the years ended.

                                      FORT THOMAS FINANCIAL CORPORATION
                                      STATEMENTS OF FINANCIAL CONDITION
                                                (In Thousands)


                                                                           September 30,
                                                                       -------------------
                                                                       1996           1995
                                                                       ----           ----
                                                    ASSETS
  Assets
       Cash and Cash Equivalents                                      $ 879         $ 3,360
       Investment Securities
          Available for Sale - at Market Value                          494               -
          Held to Maturity - at Amortized Cost                            -           1,997
       Mortgage-Backed Securities Available for Sale -
          Available for Sale - at Market Value                          816               -
          Held to Maturity - at Amortized Cost                            -             972
       Investment in Fort Thomas Savings Bank                         9,227           8,402
       Loan Receivable - ESOP                                           847           1,249
       Other Assets                                                      90              29
                                                                    -------         -------

         Total Assets                                               $12,353         $16,009
                                                                    =======         =======

                                     LIABILITIES AND STOCKHOLDER'S EQUITY
  Liabilities
       Borrowed Funds                                               $ 2,300         $     -
       Other Liabilities                                                366              50
                                                                   --------         -------

         Total Liabilities                                            2,666              50
                                                                   --------         -------

  Stockholders' Equity
       Common Stock and Additional Paid-In Capital                    8,610          14,998
       Retained Earnings                                              1,084             961
       Unrealized Loss on Investment Securities                          (7)              -
                                                                   --------         -------

         Total Stockholders' Equity                                   9,687          15,959
                                                                   --------         -------

         Total Liabilities and Stockholders' Equity                 $12,353         $16,009
                                                                   ========         =======

                             FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                     September 30, 1996, 1995 and 1994


NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
                             CORPORATION (Continued)


                        FORT THOMAS FINANCIAL CORPORATION
                              STATEMENTS OF INCOME
                                 (In Thousands)


                                                      Years Ended September 30,
                                                      -------------------------
                                                         1996           1995
                                                         ----           ----
  Revenue
    Interest Income                                     $  407        $   112
    Equity in Earnings of Fort Thomas Savings Bank         825            902
                                                        ------         ------

      Total Revenue                                      1,232          1,014

  General and Administrative Expenses                      823             20
                                                        ------         ------

      Earnings Before Income Taxes                         409            994

  Federal Income Tax (Benefit) Expense                    (108)            33
                                                        ------         ------

      Net Income                                        $  517         $  961
                                                        ======         ======

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 1996, 1995 and 1994

NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION (Continued)

                        FORT THOMAS FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                       Years Ended September 30,
                                                       -------------------------
                                                       1996              1995
                                                       ----              ----
  Cash Flows from Operating Activities
    Net Income                                        $  517            $  961
    Reconciliation of Net Income with
      Cash Flows from Operations:
         Undistributed Earnings of Consolidated
          Subsidiary                                    (825)            (902)
          Deferred Federal Income Tax                    (84)               -
          Amortization of Stock Compensation Plans        94                -
          Shares Released to ESOP                        563               10
          Changes In
            Accrued Interest Receivable                   23              (28)
            Accrued Interest Payable                      22                -
            Accrued Federal Income Tax Liability        (108)              34
            Other Liabilities                            354               16
                                                       -----          -------

       Net Cash Provided by Operating Activities         556               91
                                                       -----          -------

  Cash Flows from Investing Activities
    Proceeds from Repayment of Loan to ESOP               40               -
    Purchase of Investment Securities                      -          (1,997)
    Investment in Fort Thomas Savings Bank                 -          (7,500)
    Purchase of Mortgage-Backed Securities                 -            (972)
    Maturity of Investment Securities                  1,503               -
    Principal Received on Mortgage-Backed Securities     156               -
                                                       -----         -------

      Net Cash Provided (Used) by Investing
        Activities                                     1,699         (10,469)
                                                       -----         -------

  Cash Flows from Financing Activities
    Net Proceeds of Sale of Stock                          -          13,738
    Dividends Paid                                    (6,163)              -
    Common Stock Shares Purchased for MRP Trust         (873)              -
    Proceeds from Borrowings                           2,300               -
                                                       -----          ------

       Net Cash (Used) Provided by Financing
         Activities                                   (4,736)         13,738

       Changes in Cash and Cash Equivalents           (2,481)          3,360

    Cash and Cash Equivalents, Beginning of Period     3,360               -
                                                      ------           -----

       Cash and Cash Equivalents, End of Period       $  879         $ 3,360
                                                      ======         =======

STOCK INFORMATION
--------------------------------------------------------------------------------



         The Conversion was completed effective June 27, 1995. In connection with the Conversion, the Company issued 1,573,775 shares of common stock to certain depositors and borrowers of the Savings Bank, an employee benefit plan of the Company and certain other depositors and borrowers.

         At December 23, 1996, the Company had 1,546,225 shares of common stock outstanding which were held by approximately 775 stockholders. Such figure does not reflect the number of beneficial owners of common stock.

         The Company's common stock is quoted on the Nasdaq SmallCap Market under the symbol "FTSB." The high and low bid quotations for the common stock for the quarter ended September 30, 1995 and for each of the quarters in fiscal 1996 as well as cash dividends declared during these periods were:



                                          Quotations                                 Dividends
                          -------------------------------------      ------------------------------------------
                              High Bid              Low Bid               Amount                Payment Date
                          ----------------     -----------------     ----------------     ---------------------
September 30, 1995              $12.00                $11.50             $ .0625             October 16, 1995
December 31, 1995                12.25                 11.25               .0625             January 16, 1996
March 31, 1996                   14.50                 11.75               .0625               April 16, 1996
June 30, 1996                    17.75                 13.00               .0625                July 15, 1996
September 30, 1996               18.00                 13.25              4.00                August 22, 1996


         The bid prices of the Company's common stock reflect inter-dealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

FORT THOMAS FINANCIAL CORPORATION
FORT THOMAS SAVINGS BANK, F.S.B.
--------------------------------------------------------------------------------

DIRECTORS                                              OFFICERS

Larry N. Hatfield                                Larry N. Hatfield
Director, President and                          Director, President and
Chief Executive Officer                          Chief Executive Officer

Robert L. Grimm                                  J. Michael Lonnemann
Chairman of the Board                            Vice President and Secretary

Harold A. Luersen
Managing Partner
Luersen & Luersen
Fort Thomas, Kentucky

Don J. Beckmeyer
President
Beckmeyer Insurance Agency, Inc.
Newport, Kentucky

J. Steven McLane
President
Disney-McLane, Inc.
Cincinnati, Ohio


BANKING LOCATIONS
--------------------------------------------------------------------------------


MAIN OFFICE:

25 North Fort Thomas Avenue
Fort Thomas, Kentucky


BRANCH OFFICE:

7612 Alexandria Pike
Alexandria, Kentucky

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------


     Fort Thomas Financial Corporation is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Fort Thomas Savings Bank, F.S.B. The Savings Bank is a federally-chartered, SAIF-insured savings institution operating through its two full-service offices. The Company's headquarters is located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

TRANSFER AGENT/REGISTRAR:

     The Fifth Third Bank
     38 Fountain Square Plaza
     Cincinnati, Ohio  45263

INDEPENDENT AUDITORS:

     VonLehman & Company, Inc.
     250 Grandview Drive
     Fort Mitchell, Kentucky  41017

SPECIAL LEGAL COUNSEL:

     Elias, Matz, Tiernan & Herrick L.L.P.
     734 15th Street, N.W., Suite 1200
     Washington, D.C.  20005

STOCKHOLDER REQUESTS:

     Requests for annual reports, quarterly reports and related stockholder literature should be directed to Secretary, Fort Thomas Financial Corporation, 25 North Fort Thomas
Avenue, Fort Thomas, Kentucky 41075.

     Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.